Corporate Communications                         Exhibit 99.1
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CNH Industrial announces senior Bus leadership appointment in new On-Highway business

London, July 12, 2021

Further to the recent announcements for its On-Highway business, which is expected to begin operations in early 2022, CNH Industrial N.V. (NYSE: CNHI / MI: CNHI) announces the following appointment: Domenico Nucera will head the Bus Business Unit, succeeding Sylvain Blaise, effective October 1, 2021.

Mr. Nucera has some 20 years of experience in the automotive industry, with a strong industrial background and roles of increasing responsibility on the business and manufacturing fronts. He served in the Powertrain Manufacturing function and, following his successful direction of FPT Industrial’s Turin Driveline and Engine plants, was promoted to Head of Quality and Product Support for Powertrain. He is currently responsible for Quality Powertrain and Head of Aftermarket Solutions for both Powertrain and Commercial & Specialty Vehicles.

“I would like to congratulate Domenico on this appointment. His broad qualifications, focus on customer service and work acumen have seen him prove himself as a capable and versatile manager, who understands how to address the needs of customers together with the demands of the shop floor,” said Gerrit Marx, designated CEO of the new On-Highway business.

“And to Sylvain Blaise, I want to thank you again for the tremendous work that you have done in taking our bus business forward during such a transformational moment for the mass transit sector. We are pleased to confirm that Sylvain will continue to represent our future Company in France, a key market in which we have been present for over a century with a pioneering role in public transport – where we are the current market leader – and in which the On-Highway business continues to foster a strong manufacturing and innovation footprint.”

CNH Industrial N.V. Corporate Office: 25 St James’s Street London, SW1A 1HA

Corporate Communications                         Exhibit 99.1
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CNH Industrial N.V. (NYSE: CNHI /MI: CNHI) is a global leader in the capital goods sector with established industrial experience, a wide range of products and a worldwide presence. Each of the individual brands belonging to the Company is a major international force in its specific industrial sector: Case IH, New Holland Agriculture and Steyr for tractors and agricultural machinery; Case and New Holland Construction for earth moving equipment; Iveco for commercial vehicles; Iveco Bus and Heuliez Bus for buses and coaches; Iveco Astra for quarry and construction vehicles; Magirus for firefighting vehicles; Iveco Defence Vehicles for defence and civil protection; and FPT Industrial for engines and transmissions. More information can be found on the corporate website: www.cnhindustrial.com

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